UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 1*

      Community Bancshares Inc.
(Name of Issuer)

      Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

      20343H-10-6
(CUSIP Number)

John Wilson Spence, III
Financial Junk, LLC
General Partner
Spence Limited, L.P.
P.O. Box 505
Blakely, Georgia 39823
                (615) 383-2654
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Tracy A. Powell, Esq.
Sherrard & Roe, PLC
424 Church Street, Suite 2000
Nashville, Tennessee  37219
            March 17, 2004
(Date of Event Which Requires
Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:     ٱ

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

                      *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No.       20343H-10-6

_________________________________________________________________________________

1.         Name of Reporting Person and I.R.S. Identification Number

Spence Limited, L.P.

_________________________________________________________________________________

2.         Check the Appropriate Row if a member of a Group (See Instructions)

                                                                                                (a)    ٱ
                                                                                                (b)    ٱ

                                                                                                    N/A
_________________________________________________________________________________

3.         SEC Use Only

_________________________________________________________________________________

4.         Source of Funds

WC

_________________________________________________________________________________

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

_________________________________________________________________________________

6.         Citizenship or Place of Organization

Georgia

_________________________________________________________________________________

                                    7.        Sole Voting Power                            0
Number of
Shares
Beneficially
Owned By                   8.        Shared Voting Power                        747,570
Each
Reporting
Person                          9.        Sole Dispositive Power                    0
With

                                    10.        Shared Dispositive Power                747,570

_________________________________________________________________________________

11.        Aggregate Amount Beneficially Owned By Each Reporting Person

747,570

_________________________________________________________________________________

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares

ٱ

                                                                                                            N/A
_________________________________________________________________________________

13.        Percent of Class Represented by Amount in Row (11)

8.7%

_________________________________________________________________________________

14.        Type of Reporting Person

PN

_________________________________________________________________________________

CUSIP No.       20343H-10-6

_________________________________________________________________________________

1.         Name of Reporting Person and I.R.S. Identification Number

Financial Junk, LLC

_________________________________________________________________________________

2.         Check the Appropriate Row if a member of a Group (See Instructions)

                                                                                                 (a)    ٱ
                                                                                                 (b)    ٱ

                                                                                                    N/A
_________________________________________________________________________________

3.         SEC Use Only

_________________________________________________________________________________

4.         Source of Funds

N/A

_________________________________________________________________________________

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

_________________________________________________________________________________

6.         Citizenship or Place of Organization

Georgia

_________________________________________________________________________________

                                    7.        Sole Voting Power                            0
Number of
Shares
Beneficially
Owned By                   8.        Shared Voting Power                        747,570
Each
Reporting
Person                          9.        Sole Dispositive Power                    0
With

                                    10.        Shared Dispositive Power                747,570

  ________________________________________________________________________________

11.        Aggregate Amount Beneficially Owned By Each Reporting Person

747,570

_________________________________________________________________________________

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares

ٱ

N/A

_________________________________________________________________________________

13.        Percent of Class Represented by Amount in Row (11)

8.7%

_________________________________________________________________________________

14.        Type of Reporting Person

OO

_________________________________________________________________________________

CUSIP No.       20343H-10-6

_________________________________________________________________________________

1.         Name of Reporting Person and I.R.S. Identification Number

John W. Spence, III

_________________________________________________________________________________

2.         Check the Appropriate Row if a member of a Group (See Instructions)

                                                                                                (a)        ٱ
                                                                                                (b)        ٱ

N/A

_________________________________________________________________________________

3.         SEC Use Only

_________________________________________________________________________________

4.         Source of Funds

N/A

_________________________________________________________________________________

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

ٱ

N/A

_________________________________________________________________________________

6.         Citizenship or Place of Organization

United States

_________________________________________________________________________________

                                    7.        Sole Voting Power                            0
Number of
Shares
Beneficially
Owned By                   8.        Shared Voting Power                        747,570
Each
Reporting
Person                          9.        Sole Dispositive Power                    0
With

                                    10.        Shared Dispositive Power                747,570

_________________________________________________________________________________

11.        Aggregate Amount Beneficially Owned By Each Reporting Person

747,570

_________________________________________________________________________________

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares

ٱ

N/A

_________________________________________________________________________________

13.        Percent of Class Represented by Amount in Row (11)

8.7%

_________________________________________________________________________________

14.        Type of Reporting Person

IN

_________________________________________________________________________________

CUSIP No.       20343H-10-6

_________________________________________________________________________________

1.         Name of Reporting Person and I.R.S. Identification Number

Gerald J. Bruner

_________________________________________________________________________________

2.         Check the Appropriate Row if a member of a Group (See Instructions)

                                                                                                (a)    ٱ
                                                                                                (b)    ٱ

                                                                                                    N/A
_________________________________________________________________________________

3.         SEC Use Only

_________________________________________________________________________________

4.         Source of Funds

N/A

_________________________________________________________________________________

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

ٱ

N/A

_________________________________________________________________________________

6.         Citizenship or Place of Organization

United States

_________________________________________________________________________________

                                    7.        Sole Voting Power                            0
Number of
Shares
Beneficially
Owned By                   8.        Shared Voting Power                        747,570
Each
Reporting
Person                          9.        Sole Dispositive Power                    0
With

                                    10.        Shared Dispositive Power                747,570

  _________________________________________________________________________________

11.        Aggregate Amount Beneficially Owned By Each Reporting Person

747,570

_________________________________________________________________________________

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares

ٱ

N/A

_________________________________________________________________________________

13.        Percent of Class Represented by Amount in Row (11)

8.7%

_________________________________________________________________________________

14.        Type of Reporting Person

IN

_________________________________________________________________________________

            This Amendment No. 1 amends and supplements the Statement on Schedule 13D previously filed on December 29, 2003, by John Wilson Spence, III, Financial Junk, LLC, and Spence Limited, L.P., regarding the ownership of the common stock of Community Bancshares Inc., a Delaware corporation, with its principal executive office at 68149 Main Street, Blountsville, Alabama 35031.

            Unless specifically amended hereby, the disclosures set forth in the Scheduled 13D shall remain unchanged.

Item 3.                        Source and Amount of Funds or other Consideration.

            Item 3 is hereby amended in the following manner:

            The amount of funds expended to date by Spence Limited, L.P., to acquire the additional 100,216 shares of Community Bancshare Inc. common stock it holds in its name was $561,209.60.  The funds were provided by Spence Limited, L.P.’s working capital.

Item 5.                        Interest in Securities of the Issuer.

            Item 5 is hereby amended by deleting it in its entirety and substituting therefor the following:

            (a)        The aggregate number of shares of the common stock of Community Bancshares Inc. beneficially owned by Spence Limited, L.P., Financial Junk, LLC, Mr. Spence, and Mr. Bruner for the purposes of this Statement is 747,570 shares representing approximately 8.7% of the outstanding shares of common stock of Community Bancshares Inc.

            (b)        (i)         The number of shares of the common stock of Community Bancshares Inc. as to which Spence Limited, L.P. has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock.  The number of shares of the common stock of Community Bancshares Inc. as to which Spence Limited, L.P. has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 747,570 shares of the common stock.

                        (ii)        The number of shares of the common stock of Community Bancshares Inc. as to which Financial Junk, LLC. has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock.  The number of shares of the common stock of Community Bancshares Inc. as to which Financial Junk, LLC. has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 747,570 shares of the common stock.

                        (iii)       The number of shares of the common stock of Community Bancshares Inc. as to which Mr. Spence has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock.  The number of shares of the common stock of Community Bancshares Inc. as to which Mr. Spence has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 747,570 shares of the common stock.

                        (iv)       The number of shares of the common stock of Community Bancshares Inc., as to which Mr. Bruner has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock.  The number of shares of the common stock of Community Bancshares Inc. as to which Mr. Bruner has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 747,570 shares of the common stock.

            (c)        Spence Limited, L.P., made an additional purchase of 100,216 shares of Community Bancshares Inc. common stock on March 17, 2004:  The acquisition of common stock reported herein was by purchase from the estate of a bankrupt shareholder.

(Remainder of Page Intentionally Left Blank)

SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 25, 2004.

                                                                        SPENCE LIMITED, L.P.

                                                                        By:                               /s/ Gerald J. Bruner
                                                                                    Manager, Financial Junk, LLC
                                                                                    General Partner

                                                                        FINANCIAL JUNK, LLC

                                                                        By:                               /s/ Gerald J. Bruner
                                                                                    Manager

                                                                        JOHN WILSON SPENCE, III

                                                                                                /s/ John Wilson Spence, III

                                                                        GERALD J. BRUNER

                                                                                                            /s/ Gerald J. Bruner